UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63870 / February 9, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14100

In the Matter of
 	
Speedlane.com, Inc.,
Spintek Gaming Technologies, Inc.,
Standard Brands Paint Co.,
Star Casinos International, Inc.,
Stardrive Solutions, Inc.,
Sterling Media Capital Group, Inc.
  (n/k/a Crystal Properties Holdings,
   Inc.),
Stormedia, Inc.
   (f/k/a Sym-Tek Systems, Inc.),
Strategic Partners, Inc.,
STS Liquidating Corp., and
Symplex Communications Corp.,
 	
   Respondents.
	ORDER MAKING FINDINGS AND
	REVOKING REGISTRATION OF
	SECURITIES PURSUANT TO SECTION 12(j)
	OF THE SECURITIES
	EXCHANGE ACT OF 1934 AS TO
	STRATEGIC PARTNERS, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Strategic Partners, Inc. ("Strategic Partners" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on October 27, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Strategic Partners, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Strategic Partners (CIK No. 1100313) is a Wyoming corporation located in Salt Lake City, Utah. At all times relevant to this proceeding, the securities of Strategic Partners have been registered under Exchange Act Section 12(g).

2.   Strategic Partners has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any timely periodic reports with the Commission since it filed a Form 10-KSB for the period ended December 31, 2002, which failed to include any financial statements as required.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.